FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
CURRENT REPORT

Date of Report: May 4, 2016

Dragon Jade International Limited
(Exact name of registrant as specified in its charter)

Unit 2, 23/F, New World Tower I, 18 Queens Road, Central Hong Kong, SAR, China
(Address of Principal Executive Offices)

Registrant's telephone number, including area code: 011-852-3588 - 1780

BVI	0-53593	None
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule.)

Item 5.02     Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangement of Certain Officers.

On May 4, 2016, Fan Wah Thomas Lai resigned as a director of the Company effective immediately. No replacement has been named to fill his position.

Item 9.01     Financial Statements and Exhibits.

(d)	Exhibits:

17.1	Resignation Letter of Fan Wah Thomas, Lai.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereto duly authorized.

Dragon Jade International Limited

Date: May 4, 2016	/s/ Yat Man Lai

Yat Man Lai, Chief Executive Officer